SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 26, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	June 26, 2008

TAM receives another two Airbus A320s

The company’s operating fleet is now 108 aircraft

São Paulo, June 26, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) has added two more Airbus A320s, capable of carrying up to 174 passengers, to its operating fleet. With these two A320s, TAM now has a fleet in operation consisting of 108 aircraft, made up of 105 Airbus models (15 A319s, 73 A320s, 3 A321s, 12 A330s and 2 A340s) and 3 MD-11s. From the start of 2008, the company began to operate on the domestic market with a fleet made up exclusively of Airbus aircraft.

TAM has a consistent and flexible long-term fleet plan to sustain expansion in the international and domestic markets. The company plans to end 2008 with 123 aircraft. The forecast for the end of 2012 is 147 planes in operation.

Used on TAM's domestic routes and South American destinations, the A320s are among the most comfortable aircraft operating within Brazil in their category. All of TAM’s aircraft are equipped with the best and most advanced equipment options and software offered by the manufacturer, making the fleet one of the most advanced in the world.

To sustain its international network expansion, TAM will receive two Airbus A330 aircraft by the end of the year. In the second half of the year the company will also begin to receive four Boeing 777-300 ERs, which will replace the MD-11 aircraft used on long-haul routes. Additionally, TAM intends to introduce two Boeing 767-300s in to its fleet in the next few months in order to take advantage of the growth opportunities in the international market.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed May 2008 with a 49.3% of market share. The company flies to 42 destinations in Brazil. With business agreements signed with regional companies, it reaches 79 different destinations in the country. TAM's market share among Brazilian companies that operate international flights stood at 74.3% in May. Operations abroad include TAM flights to 16 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Córdoba (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo and Punta del Este (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.